SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS INTERNATIONAL FINANCE COMPANY PIFCo
announces sale of senior unsubordinated notes

(Rio de Janeiro, June 19, 2003). - PETROLEO BRASILEIRO S.A - Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil's largest oil and gas, petrochemicals and energy company, and its wholly owned subsidiary Petrobras International Finance Company (PIFCo) today announces that PIFCo plans to sell ten year senior unsubordinated notes pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission. The notes will be effectively guaranteed by Petrobras through a standby purchase agreement similar to that in prior issuances by PIFCo. PIFCo expects to use the proceeds of the offering for general corporate purposes and to repay existing trade-related debt.

Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. will act as co-book running managers. When available, copies of the preliminary prospectus supplement relating to the offering may be obtained from Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179 (212) 272-2000 and from Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005 (212) 250-2500.

This press release is not an offer to sell or a solicitation of an offer to buy the senior unsubordinated notes nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The senior unsubordinated notes will not be offered for sale or sold in Brazil, except in compliance with applicable Brazilian laws or pursuant to an available exception therefrom.

Petrobras is one of the world's largest integrated oil and gas companies, engaging in a broad range of oil and gas activities, including exploration and production, refining, transportation, production and distribution of oil and oil products. PIFCo is a wholly-owned subsidiary of Petrobras that facilitates the import of oil and oil products into Brazil for Petrobras.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.